UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 2, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM WINS PRESTIGIOUS BEST INVESTOR RELATIONS AWARD FOR FOURTH STRAIGHT YEAR

Moscow and New York (November 2, 2006)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) is pleased to announce that once again it was named the winner of the Best IR by a Russian Company Award at the IR Magazine Continental Europe Conference and Awards 2006 held on October 25, 2006 in Zurich, Switzerland.

“We are honored to receive the prestigious “Best IR by a Russian Company Award” for the fourth consecutive year from IR Magazine,” said Alexander Izosimov, Chief Executive Officer of VimpelCom. “Since our founding, we have built our business based upon principles of transparency and sound corporate governance. As we approach the tenth anniversary of our listing on the NYSE, we are extremely pleased that our efforts to work in the interests of all of our shareholders have once again been recognized by the international financial community.”

The IR Magazine awards are recognized worldwide as among the most accurate and reliable measures of excellence and accomplishment in the fields of investor relations and corporate governance. IR Magazine commissions an independent research survey covering a broad cross-section of the Continental European investment community. The target group, consisting of more than 500 buy-side analysts, sell-side analysts and portfolio managers, has been interviewed to provide a comprehensive insight into current investor sentiment toward IR issues in the Continental European market.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with recently acquired operators in Ukraine, Uzbekistan, Tajikistan and Georgia. The VimpelCom Group’s license portfolio covers approximately 237 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7(495) 974-5888 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1(212) 850 5600 mpolyviou@fd-us.com